UNITED STATES SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C. 20549

       SCHEDULE 13G
       UNDER THE SECURITIES EXCHANGE ACT OF 1934
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       MARKET & RESEARCH CORP.
(Name of Issuer)
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       COMMON SHARES, 0.001 PAR VALUE
(Title of Class of Securities)
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       57055W103
(CUSIP Number)
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       Leo Teunis Jansens
       2 Nathan Lane
       Winnipeg, Manitoba, Canada  R2K 4J3
       Phone (204) 663-0507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
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       October 31, 2008

(Date of Event which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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57055W103
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  1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Leo Teunis Jansens

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  2.    Check the Appropriate Box if a Member of a Group

            (a) _________               (b)
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  3.    SEC Use Only
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  4.    Citizenship or Place of Organization:         Manitoba, Canada

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Number of Shares Beneficially Owned by Each Reporting Person With:

  5.    Sole Voting Power                  320,100 shares

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  6.    Shared Voting Power       	   124,300 shares

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  7.    Sole Dispositive Power     	   320,100 shares

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  8.   Shared Dispositive Power     	   539,500 shares

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  9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

					   859,600 shares

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 10.   Check if the Aggregate Amount in Row (9) Excludes Certain
            Shares                                  [    ]
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 11.   Percent of Class Represented by Amount in Row (11):     6.0

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 12.   Type of Reporting Person
 	      Leo Teunis Jansens	       		IN

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ITEM 1a.  NAME OF ISSUER:

             Market and Research Corp.

ITEM 1b.  ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

             10 Wright Street, Suite 220, Westport, Connecticut 06880


ITEM 2a.  NAME OF PERSON FILING:

	     Leo Teunis Jansens

ITEM 2b.  ADDRESS OF PERSON FILING:

             2 Nathan Lane, Winnipeg, Manitoba, Canada  R2K 4J3

ITEM 2c.  CITIZENSHIP:

	     Canadian

ITEM 2d.  TITLE OF CLASS OF SECURITIES:

	     COMMON SHARES, 0.001 PAR VALUE

ITEM 2e.  CUSIP No.:

	     57055W103

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

   1. [ ] Broker or dealer registered under Section 15 of the Act.

   2. [ ] Bank as defined in Section 3(a)(6) of the Act.

   3. [ ] Insurance company as defined in Section 3(a)(19) of the Act.

   4. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

   5. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   6. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

   7. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

   8. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   9. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

  10. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   1. Amount beneficially owned:                            859,600 shares

   2. Percent of class                                          6.0

   3. Number of shares as to which such person has:

         1. Sole power to vote or to direct the vote                   320,100

         2. Shared power to vote or to direct the vote                 124,300

         3. Sole power to dispose or to direct the disposition of      320,100

         4. Shared power to dispose or to direct the disposition of    539,500


Item 5. Ownership of 5 Percent or Less of a Class.

             Not applicable.


Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

             Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable.


Item 8. Identification and Classification of Members of the Group

             Not applicable.


Item 9. Notice of Dissolution of Group

             Not applicable.


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Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature: 		/s/ Leo Teunis Jansens


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:			November 7, 2008


Signature:         	/s/ Leo Teunis Jansens

Name/Title:      	Leo Teunis Jansens




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